

ANGLO AMERICAN


05006640

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk


SEC MAIL
PROCESSING
RECEIVED
MAR 14 2005
WASH, D.C.
185
SECTION

4 March, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- News Release AA plc announces Retirement of non-executive director – 28 February 2005.
- News Release AA plc re Boart Longyear – 2 March 2005.
- Notification of Directors' Interests in Anglo American plc dated 25 February 2005 and 4 March 2005.

Yours faithfully
For and on behalf of Anglo American plc


PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

4/3/05.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,172,109 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
28 February 2005	44,408
01 March 2005	36,008
02 March 2005	16,430
03 March 2005	43,808
04 March 2005	74,260

The Company was advised of these transactions on 04 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Secretary
04 March 2005

Joburg | Bots / Nam /.
CC: AWL
NvS
SEC + S.

4/3/05.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,172,109 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
28 February 2005	44,408
01 March 2005	36,008
02 March 2005	16,430
03 March 2005	43,808
04 March 2005	74,260

The Company was advised of these transactions on 04 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Secretary
04 March 2005

Joburg/ Bots/Nam/.
CC: AWL
NvS
SEC + S.

4/3/05.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,172,109 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
28 February 2005	44,408
01 March 2005	36,008
02 March 2005	16,430
03 March 2005	43,808
04 March 2005	74,260

The Company was advised of these transactions on 04 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Secretary
04 March 2005

Joburg/Bots/Nam/.
CC: AWL
NvS
SEC + S.

4/3/05.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,172,109 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
28 February 2005	44,408
01 March 2005	36,008
02 March 2005	16,430
03 March 2005	43,808
04 March 2005	74,260

The Company was advised of these transactions on 04 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Secretary
04 March 2005

Joburg/Bots/Nam/.
CC: AWL
NVS
SEC + S.

4/3/05.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,172,109 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
28 February 2005	44,408
01 March 2005	36,008
02 March 2005	16,430
03 March 2005	43,808
04 March 2005	74,260

The Company was advised of these transactions on 04 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

G A Wilkinson
Deputy Secretary
04 March 2005

Joburg/ Bots/ Nam/.
CC: AWL
NvS
SEC + S.



News Release

2 March 2005

BOART LONGYEAR

Anglo American plc has received a number of approaches for the purchase of Boart Longyear and is, accordingly, undertaking a formal process to determine whether shareholder value would be maximised by the sale of the group. Although no final decision has yet been taken to dispose of Boart Longyear, it is expected that such a decision will be made before the end of the second quarter of 2005 at which time a further statement will be made to stakeholders.

Boart Longyear, a wholly owned subsidiary of Anglo Ferrous Metals and Industries, is a leading provider of drilling services, tools and equipment for the natural resource industry, the construction and quarrying industries and industrial markets worldwide.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138



News Release

2 March 2005

BOART LONGYEAR

Anglo American plc has received a number of approaches for the purchase of Boart Longyear and is, accordingly, undertaking a formal process to determine whether shareholder value would be maximised by the sale of the group. Although no final decision has yet been taken to dispose of Boart Longyear, it is expected that such a decision will be made before the end of the second quarter of 2005 at which time a further statement will be made to stakeholders.

Boart Longyear, a wholly owned subsidiary of Anglo Ferrous Metals and Industries, is a leading provider of drilling services, tools and equipment for the natural resource industry, the construction and quarrying industries and industrial markets worldwide.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

2 March 2005

BOART LONGYEAR

Anglo American plc has received a number of approaches for the purchase of Boart Longyear and is, accordingly, undertaking a formal process to determine whether shareholder value would be maximised by the sale of the group. Although no final decision has yet been taken to dispose of Boart Longyear, it is expected that such a decision will be made before the end of the second quarter of 2005 at which time a further statement will be made to stakeholders.

Boart Longyear, a wholly owned subsidiary of Anglo Ferrous Metals and Industries, is a leading provider of drilling services, tools and equipment for the natural resource industry, the construction and quarrying industries and industrial markets worldwide.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

2 March 2005

BOART LONGYEAR

Anglo American plc has received a number of approaches for the purchase of Boart Longyear and is, accordingly, undertaking a formal process to determine whether shareholder value would be maximised by the sale of the group. Although no final decision has yet been taken to dispose of Boart Longyear, it is expected that such a decision will be made before the end of the second quarter of 2005 at which time a further statement will be made to stakeholders.

Boart Longyear, a wholly owned subsidiary of Anglo Ferrous Metals and Industries, is a leading provider of drilling services, tools and equipment for the natural resource industry, the construction and quarrying industries and industrial markets worldwide.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

2 March 2005

BOART LONGYEAR

Anglo American plc has received a number of approaches for the purchase of Boart Longyear and is, accordingly, undertaking a formal process to determine whether shareholder value would be maximised by the sale of the group. Although no final decision has yet been taken to dispose of Boart Longyear, it is expected that such a decision will be made before the end of the second quarter of 2005 at which time a further statement will be made to stakeholders.

Boart Longyear, a wholly owned subsidiary of Anglo Ferrous Metals and Industries, is a leading provider of drilling services, tools and equipment for the natural resource industry, the construction and quarrying industries and industrial markets worldwide.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138



News Release

28 February 2005

Retirement of non-executive director

Anglo American plc announces that Mr Göran Lindahl, a non-executive director since September 2001, has decided not to stand for re-election at the Annual General Meeting to be held on April 20, 2005.

Sir Mark Moody-Stuart, Chairman of Anglo American, said: "I would like to thank Göran on behalf of the board for his valuable contribution to the Group over the past few years."

For further information:

Anglo American - London

Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

28 February 2005

Retirement of non-executive director

Anglo American plc announces that Mr Göran Lindahl, a non-executive director since September 2001, has decided not to stand for re-election at the Annual General Meeting to be held on April 20, 2005.

Sir Mark Moody-Stuart, Chairman of Anglo American, said: "I would like to thank Göran on behalf of the board for his valuable contribution to the Group over the past few years."

For further information:

Anglo American - London

Investor Relations	Media Relations
Charles Gordon	Kate Aindow
Tel: +44 207 698 8933	Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

<u>Notes to Editors:</u>

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

28 February 2005

Retirement of non-executive director

Anglo American plc announces that Mr Göran Lindahl, a non-executive director since September 2001, has decided not to stand for re-election at the Annual General Meeting to be held on April 20, 2005.

Sir Mark Moody-Stuart, Chairman of Anglo American, said: "I would like to thank Göran on behalf of the board for his valuable contribution to the Group over the past few years."

For further information:

Anglo American - London	
Investor Relations	Media Relations
Charles Gordon	Kate Aindow
Tel: +44 207 698 8933	Tel: +44 207 698 8619

Anglo American - Johannesburg	
Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

28 February 2005

Retirement of non-executive director

Anglo American plc announces that Mr Göran Lindahl, a non-executive director since September 2001, has decided not to stand for re-election at the Annual General Meeting to be held on April 20, 2005.

Sir Mark Moody-Stuart, Chairman of Anglo American, said: "I would like to thank Göran on behalf of the board for his valuable contribution to the Group over the past few years."

For further information:

Anglo American - London

Investor Relations	Media Relations
Charles Gordon	Kate Aindow
Tel: +44 207 698 8933	Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



ANGLO
AMERICAN

News Release

28 February 2005

Retirement of non-executive director

Anglo American plc announces that Mr Göran Lindahl, a non-executive director since September 2001, has decided not to stand for re-election at the Annual General Meeting to be held on April 20, 2005.

Sir Mark Moody-Stuart, Chairman of Anglo American, said: "I would like to thank Göran on behalf of the board for his valuable contribution to the Group over the past few years."

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

RNS. 0647J.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,172,109 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 February 2005	17,000
22 February 2005	5,581
23 February 2005	6,536
24 February 2005	55,220
25 February 2005	82,361

The Company was advised of these transactions on 25 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
25 February 2005

CC: AWL
NJS.
SEC (+5)

RNS. 0647J.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,172,109 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 February 2005	17,000
22 February 2005	5,581
23 February 2005	6,536
24 February 2005	55,220
25 February 2005	82,361

The Company was advised of these transactions on 25 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
25 February 2005

CC: AWL
NJS.
SEC (+5)

RNS. 0647J.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,172,109 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 February 2005	17,000
22 February 2005	5,581
23 February 2005	6,536
24 February 2005	55,220
25 February 2005	82,361

The Company was advised of these transactions on 25 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
25 February 2005

CC: AWL
NJS.
SEC (+5)

RNS. 0647J.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,172,109 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 February 2005	17,000
22 February 2005	5,581
23 February 2005	6,536
24 February 2005	55,220
25 February 2005	82,361

The Company was advised of these transactions on 25 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
25 February 2005

CC: AWL
NJS.
SEC (+5)

RNS. 0647 5.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,172,109 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 February 2005	17,000
22 February 2005	5,581
23 February 2005	6,536
24 February 2005	55,220
25 February 2005	82,361

The Company was advised of these transactions on 25 February 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
25 February 2005

CC: AWL
NUS.
SEC (+5)